1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

October 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Williamson

Re:	EP Income Company LLC

Registration Statement on Form N-2

File Numbers: 333-227716; 811-23384

Ladies and Gentlemen:

On behalf of EP Income Company LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic discussion on October 3, 2018 between Jay Williamson of the Staff and Philip T. Hinkle and Tiina E. Vaisanen of Dechert LLP relating to the Fund’s preliminary draft initial registration statement on Form N-2 submitted to the Commission on October 1, 2018 via email pursuant to prior discussions with the Staff.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. The Fund filed its initial Registration Statement on Form N-2 (“Registration Statement”) on October 5, 2018, and that filing reflected the responses below where applicable.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.	Please submit correspondence summarizing the relationship between the filings for the Fund and those of Eagle Point Income Company LLC. Such letter should:

(i) discuss the prior comments provided by the Staff and conversations with the Staff relating to Eagle Point Income Company LLC, and address how the Fund’s formation transaction addresses such comments and conversations;

Response:

Eagle Point Credit Management LLC (“Eagle Point Credit Management”) has been considering organizing a fund with the investment objective and strategies of the Fund for a period of time (“potential fund”). When Eagle Point Credit Management was considering organizing the potential fund, it became aware that Cavello Bay Reinsurance Limited (“Cavello Bay”), a subsidiary of Enstar Group Limited (“Enstar”), would be interested in contributing in-kind certain BB-Rated CLO Debt securities with an aggregate fair value of approximately $75 million (the “investments”) to the potential fund and becoming its initial investor. It was agreed that Cavello Bay would contribute the investments to the prospective fund and that Eagle Point Credit Management would enter into a revenue sharing arrangement with Aerie Income LLC (“Aerie”), a wholly-owned subsidiary of Cavello Bay, in connection with such contribution.

After reviewing applicable considerations under the Investment Company Act of 1940, as amended (“1940 Act”) in consultation with counsel, and for various reasons relating to the expected timing for a potential initial public offering of the common stock of Eagle Point Income Company LLC, Eagle Point Income Company LLC filed a notification of registration on Form N-8A and a registration statement on Form N-2 with the Commission on July 13, 2018, prior to Cavello Bay’s anticipated contribution of the investments to Eagle Point Income Company LLC.

Cavello Bay completed the acquisition of the investments from a separate subsidiary of Enstar in which the Trident V Funds indirectly hold an interest, StarStone Insurance Bermuda Limited (“StarStone”), on August 6, 2018. The Trident V Funds are also minority investors in Enstar, directly or indirectly owning less than 10% of the company’s equity securities, and have participated with Enstar in the acquisition of certain insurance businesses. Eagle Point Credit Management and the Adviser are primarily owned by the Trident V Funds through intermediary holding companies. Eagle Point Credit Management was investment adviser to each of Cavello Bay and StarStone during the respective time periods in which they held the investments.

Based on its review of the initial registration statement of Eagle Point Income Company LLC and the first amendment thereto,1 the Staff raised some questions and comments regarding, among other matters: (1) the initial investment and contribution by Cavello Bay, the relationships among Cavello Bay and affiliated persons of Eagle Point Income Company LLC and issues that the Staff viewed as potentially raised under Sections 17(a) and 17(d) of the 1940 Act as a result of such relationships; and (2) Eagle Point Credit Management’s proposed revenue sharing arrangement with Aerie, and issues the staff viewed as potentially raised under Section 18 of the 1940 Act as a result of such arrangement. Representatives of Eagle Point Income Company LLC and the Staff had numerous discussions regarding such issues. Cavello Bay never effected the contribution of the investments to Eagle Point Income Company LLC in light of the discussions with the Staff.

While Eagle Point Credit Management believes the relationships and arrangement noted above would not raise the issues identified by the Staff, to address the comments raised by the Staff and in the interests of time and for various other reasons, Eagle Point Credit Management in consultation with counsel determined to: (1) withdraw the registration of Eagle Point Income Company LLC, which will be effected at a future point in time; (2) form the Fund as a new Delaware limited liability company on September 28, 2018; (3) form the Adviser as a new Delaware limited liability company on September 28, 2018 with ownership indirectly held by both affiliates of Eagle Point Credit Management and by Aerie, and to serve as investment adviser to the Fund; and (4) effect Cavello Bay’s contribution of the investments to the Fund on October 4, 2018, prior to the Fund’s registration as an investment company under the 1940 Act. The Fund filed a notification of registration on Form N-8A and the Registration Statement with the Commission on October 5, 2018 and, prior to that, the Fund relied on the exception from the definition of an “investment company” in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Effecting Cavello Bay’s contribution of the investments to the Fund prior to the registration of the Fund, which is typical in fund formations, addresses the Staff’s concerns regarding the relationships among Cavello Bay and certain affiliated persons of the Fund because the relevant provisions of the 1940 Act did not apply to the Fund before it registered under the 1940 Act on October 5, 2018. An equity ownership interest in an investment adviser, such as the interest granted to Aerie, does not raise potential senior security considerations under Section 18.

______________________

1        File Numbers: 333-226154 and 811-23361.

(ii) state that there have been no changes to the share transfer restrictions or, if there have been changes, explain what those changes are; and

Response:

The Adviser no longer plans to enter a restriction on transfer agreement with Cavello Bay. However, the Fund confirms that there have been no substantive changes in the share transfer restrictions applicable to Cavello Bay.

In this regard, under the terms of the amended and restated limited liability company agreement of the Fund dated October 4, 2018, Cavello Bay is restricted in its ability to sell the units of limited liability company interests in the Fund that it holds prior to the initial public offering and listing of the common stock of the Fund (the “IPO” and the “Common Stock”). In addition, Cavello Bay has agreed to a customary two-year lock-up agreement with the lead underwriters in connection with the IPO. The terms of such agreement provide that, during the two-year lock-up period commencing on the date of the IPO, without the prior consent of the underwriters, Cavello Bay may not offer, pledge, sell, contract to sell, purchase or sell any options to purchase or sell, or otherwise dispose of, or hedge or otherwise transfer any of the economic consequence of ownership of, the Fund’s Common Stock or other securities of the Fund including preferred stock. Further, for the 90 days following the date of the IPO, Cavello Bay has agreed under the contribution agreement with the Fund dated October 4, 2018 to be subject to the limits under the Fund’s insider trading policy with respect to any purchases of the Fund’s securities.

(iii) state that the Fund is no longer entering the revenue sharing arrangement.

Response:

As noted in response to comment 1(i) above, the Fund confirms that Eagle Point Credit Management and the Adviser will not enter into a revenue sharing arrangement with Aerie or any Cavello Bay affiliate.

In addition, please file all prior correspondence with the Staff relating to Eagle Point Income Company LLC.

Response:

Exhibit A sets forth the requested prior correspondence relating to Eagle Point Income Company LLC. As previously discussed with the Staff, the correspondence was redacted to preserve the sensitivity of certain information therein.

2.	Please provide additional disclosure regarding the formation transaction, including the parties involved, transaction background and involvement of affiliates. In addition, please provide additional disclosure regarding how the initial portfolio was valued.

Response:

The disclosure in the Registration Statement has been revised accordingly.

* * * * * * * * *

The Registration Statement and unaudited financial statements included therein also address each of the comments raised in a telephonic discussion on September 27, 2018 between Chad D. Eskildsen of the Staff and Philip T. Hinkle and Tiina E. Vaisanen of Dechert LLP on Amendment No. 1 to the registration statement of Eagle Point Income Company LLC (“Amendment No. 1”). The Fund notes that Eagle Point Income Company LLC did not submit a letter responding to such comments because of the changes discussed in response to comment 1(i) above. For your convenience, the Staff’s comments on Amendment No. 1 are summarized in this letter, and each comment is followed by response noting of such comment is addressed in the Registration Statement.

1.	Please confirm that the figures presented in the example included under the fee table in Amendment No. 1 reflect the methodology stated in Instruction 11 to Item 3.1 of Form N-2.

Response:

The example included in the Registration Statement has been calculated pursuant to the methodology stated in Instruction 11 to Item 3.1 of Form N-2.

2.	Please confirm that the seed financial statements included on pages F-1 to F-3 of Amendment No. 1 will be as of a date that complies with the requirements stated in Instruction 3 to Item 24 of Form N-2.

The financial statements included in the Registration Statement are as of October 4, 2018, and, accordingly, comply with the requirements stated in Instruction 3 to Item 24 of Form N-2.

3.	Please confirm that financial statements for the account in which the investments were previously held that are compliant with U.S. generally accepted accounting standards and Regulation S-X were not prepared or are not available.

The Fund confirms that the investments were previously held in separate accounts for which financial statements were not prepared.

4.	The Staff noted that the cover letter to Amendment No. 1 stated that the next amendment would include an audited schedule of investments. If an investment company will include in its registration statement a special purpose schedule of investments being acquired, the Staff requests that the investment company also include narrative information addressing the six points described in Section III.5(1)(f)(vi) of the minutes of the May 22, 2013 meeting of the AICPA Investment Companies Experts Panel (the “Items”) or state in a response which of the six points are not applicable.

The Fund confirms that Items (1), (2) and (3) are not applicable. Item (4) is addressed in footnote 4 to the unaudited schedule of investments included in the Registration Statement and Item (5) is addressed in Note 1 to the unaudited financial statements included in the Registration Statement. Items (4), (5) and (6) will also be addressed in the amendment to the Registration Statement to be filed on a later date.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Income Company LLC

Nauman S. Malik, General Counsel, Eagle Point Credit Management LLC

Thomas J. Friedmann, Dechert LLP

Exhibit A